Exhibit 99.1

LS Power Equity Advisors, LLC

250 W 55th Street 31st Floor

New York, NY 10019

November 2, 2026

VIA EMAIL:

Board of Directors
EVgo Inc.
1661 East Franklin Avenue

El Segundo, California 90245

Dear Members of the Board of Directors,

LS Power Equity Advisors, LLC and certain of its affiliates (collectively, “LS Power”, “we”, “us” or “our”) submit this proposal to acquire all of the outstanding shares of Class A common stock of EVgo Inc. (the “Company”) that are not owned by us for a purchase price of $2.00 per share in cash (the “Proposal”).

Our Proposal represents a 62% premium to the 30-day VWAP of the Company’s shares of Class A common stock as of October 30, 2026 and a 59% premium to the closing price on the same date.

As you know, LS Power currently owns an aggregate of approximately 178 million shares of the Company’s outstanding Class A common stock and Class B common stock, representing approximately 56% of the outstanding voting securities of the Company.

We anticipate utilizing a long-form merger structure (as opposed to a tender offer followed by a short-form merger) as we believe it allows for the most comprehensive disclosure of the proposed transaction to the Company’s public shareholders and provides the Company’s public shareholders with the ability to exercise their appraisal rights in connection with the proposed transaction.

We wish to emphasize that, in our capacity as a shareholder of the Company, we are only interested in acquiring the shares of the Company that we do not currently own, and accordingly we have no interest in a disposition or sale of our holdings in the Company, and we have no interest in participating in an alternative change of control transaction involving the Company.

It is our expectation that a fully empowered special committee comprised of independent and disinterested directors appointed by the Company’s Board of Directors will consider our Proposal and make a recommendation to the Company’s Board of Directors. We will not move forward with our Proposal unless it is recommended to the Company’s Board of Directors by such special committee, advised by independent legal and financial advisors.

This Proposal is a non-binding expression of interest only, and we reserve the right to withdraw or modify our Proposal in any respect at any time. No legal obligation with respect to our Proposal or any other transaction shall arise unless and until mutually acceptable definitive transaction documentation is executed by the Company and us. We believe that time is of the essence and are prepared to move immediately to negotiate and finalize a transaction with the special committee.

We are available at your convenience to discuss any aspects of our Proposal.

Very truly yours,

LS Power Equity Advisors, LLC

By:	/s/ David Nanus
Name: David Nanus
Title: President